SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13D	Estimated average burden hours per response. . 14.9

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Northern Star Financial, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

775728 10 1

(CUSIP Number)

Thomas J. Reynolds
19 Dellview Lane
Mankato, MN  56001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 775728 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas J. Reynolds

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
106,191 shares (includes 51,558 shares which may be purchased upon conversion of notes or exercise of options which are currently exercisable or which will become exercisable within 60 days of the date of this Schedule)

	8.	Shared Voting Power

9.

Sole Dispositive Power
106,191 shares (includes 51,558 shares which may be purchased upon conversion of notes or exercise of options which are currently exercisable or which will become exercisable within 60 days of the date of this Schedule)

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
106,191 (includes 51,558 shares which may be purchased upon conversion of notes or exercise of options which are currently exercisable or which will become exercisable within 60 days of the date of this Schedule)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 20.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Northern Star Financial, Inc. (the “Issuer”) 1650 Madison Avenue Mankato, Minnesota 56001

Item 2.	Identity and Background
(a)	Name: Thomas J. Reynolds
(b)	Residence or business address: 19 Dellview Lane Mankato, Minnesota 56001
(c)	Principal occupation: President of Reynolds Welding Supply Company 1728 North Riverfront Drive Mankato, Minnesota 56001
(d)	The reporting person has not, during the last five years, been convicted in a criminal proceeding.
(e)

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The reporting person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The reporting person borrowed funds in the amount of $130,000 for the purchase of 20,000 shares of the Issuer’s common stock from Northern Star Bank, Mankato, Minnesota, pursuant to a one-year loan with an interest rate floating at 1% above the rate paid on cash deposit collateral held in a money market account at Northern Star Bank.

Item 4.	Purpose of Transaction
State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

The shares of the Issuer’s common stock were acquired by the reporting person for investment purposes.  The reporting person is a director of the Issuer.  In his capacity as a director of the Issuer, the reporting person may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The reporting person may make additional purchases of common stock either in the open market or in private transactions, including shares which may be acquired upon exercise of options or conversion of notes currently held or subsequently acquired by him, depending on his evaluation of the Issuer’s business, prospects and financial condition, the market for the common stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments.  Depending on the same factors, the reporting person may decide in the future to sell all or part of his investments in the Issuer’s common stock.

Item 5.	Interest in Securities of the Issuer

The reporting person beneficially owns an aggregate of 106,191 shares of common stock of the Issuer, representing 20% of the shares of common stock that would be outstanding assuming exercise of the options and conversion of the notes held by him.  Of such shares, 54,633 are held directly by the reporting person, 30,158 are obtainable upon conversion of currently convertible notes, and 21,400 are obtainable upon exercise of options which are currently exercisable or will become exercisable within 60 days of the date of this Schedule 13D.  The reporting person has sole voting and dispositive power over all of the common stock and rights to acquire common stock currently owned by him.

The following transactions in the Issuer’s securities were effected by the reporting person since the transaction described in Item 3 above:
1. On October 9, 2000, the reporting person purchased 20,000 shares of common stock in private transactions at a price of $6.50 per share, for an aggregate purchase price of $130,000.
2. On April 11, 2001, the reporting person purchased 333 shares in a public offering by the Issuer at a price of $10.50 per share.
3. On August 1, 2001, the reporting person acquired from the Issuer a $200,000 convertible subordinated note. Such note is convertible into common stock of the Issuer at $10.50 per share.
4. On January 18, 2002, the reporting person purchased 1,000 shares of common stock in an open market transaction at a price of $5.00 per share.
5. On February 7, 2002, the reporting person purchased 1,300 shares of common stock in an open market transaction at a price of $5.00 per share.
6. On June 28, 2002, the reporting person acquired from the Issuer a $100,000 convertible subordinated note. Such note is convertible into common stock of the Issuer at $9.00 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 2002
Date
/s/ Thomas J. Reynolds
Signature